FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 11 DATED MARCH 22, 2012
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 11, 2012, supplement no. 9 dated February 9, 2012, and supplement no. 10 dated March 15, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the South Lake at Dulles Corner Building; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of March 19, 2012, we had raised aggregate gross offering proceeds of approximately $271.6 million from the sale of approximately 10.9 million shares in this offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

On March 22, 2012, we purchased a ten-story office building containing approximately 268,200 square feet (the “South Lake at Dulles Corner Building”) for approximately $91.1 million, exclusive of adjustments and closing costs.

The purchase of the South Lake at Dulles Corner Building was funded with proceeds from our $300.0 million secured revolving credit facility and proceeds raised from this offering. The South Lake at Dulles Corner Building was built in 2008 and is located on approximately 7.5 acres of land in Herndon, Virginia. The South Lake at Dulles Corner Building was purchased from Brandywine Acquisition Partners, LP, which is not affiliated with us, our advisor, or an affiliate of our advisor. The purchase price for the South Lake at Dulles Corner Building is less than the estimated replacement cost.
The South Lake at Dulles Corner Building is currently 100% leased to two tenants and is anchored by Time Warner Cable, Inc. (“TWC”), which leases approximately 99.5% of the building. TWC is the second-largest multi-service cable operator in the United States, providing three primary services over its broadband cable systems: video, high-speed data, and voice services. TWC utilizes the South Lake at Dulles Corner Building to provide engineering support to its operations.

The current aggregate annual base rent is approximately $8.7 million. The current weighted-average rental rate over the lease term is approximately $34.39 per square foot. The current weighted-average remaining lease term is approximately seven years. TWC's lease expires in July 2019, but it has the right to extend the term of its lease for two additional five-year renewal periods at 100% of the then-current market rate. TWC also has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If TWC terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then-escalated rent, prorated for the amount of space terminated. If TWC vacates the entire premises in July 2016 or July 2017, total termination fees would be approximately $11.2 million or $8.3 million, respectively.

Based on the current condition of the South Lake at Dulles Corner Building, we do not believe it will be necessary to make significant renovations to the South Lake at Dulles Corner Building. Our management believes that the South Lake at Dulles Corner Building is adequately insured.

Information Regarding Our Indebtedness

As of March 22, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to cost basis of real estate assets prior to deducting depreciation and amortization, was approximately 43%. As of March 22, 2012, we had total outstanding indebtedness of approximately $171.8 million, which consisted of approximately $136.0 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and an $10.9 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 8 dated January 11, 2012, supplement no. 9 dated February 9, 2012, supplement no. 10 dated March 15, 2012, and supplement no. 11 dated March 22, 2012.
Supplement no. 8 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	an update to our federal income tax risks;

•	an update regarding our dealer manager;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	an update to our Prior Performance Summary;

•	the amendment of our share redemption program;

•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;

•	the breaking of escrow in Pennsylvania;

•	experts information; and

•	information incorporated by reference.

Supplement no. 9 includes:

•	the status of the offering;

•	the extension of the offering; and

•	the execution of an agreement to purchase a ten-story office building containing approximately 268,200 square feet in Herndon, Virginia.

Supplement no. 10 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to this offering and our corporate structure;

•	an update to our affiliated companies;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 14, 2012;

•	experts information; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 14, 2012.

Supplement no. 11 includes:

•	the status of the offering;

•	the acquisition of the South Lake at Dulles Corner Building; and

•	information regarding our indebtedness.